Simpson Thacher & Bartlett llp 425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000 Facsimile (212) 455-2502
September 13, 2011
VIA COURIER AND EDGAR

Re:	Xylem Inc.
Amendment No. 2 to Registration
Statement on Form 10-12B
File No. 001-35229
Mr. Tom Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Jones:
          On behalf of Xylem Inc. (the “Company” or “Xylem”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 1 to the Registration Statement as filed on August 22, 2011. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
          Furthermore, we are providing the following responses to your comment letter, dated September 2, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

What is the Contribution?, page 9
1.	Please expand your revisions in response to prior comment 2 to clarify how the debt you will raise and Contribution will “provide attractive credit profiles and balanced growth capacity” for each of the entities. For example, will ITT, Exelis and you hold similar amounts of debt and cash after the distribution and have access to similar amounts of credit? If not, disclose the reasons for any material differences.

In response to the Staff’s comment, the Company has revised its disclosure on page 9.
Contractual Obligations, page 63
2.	Once known to you, please expand your revisions in response to prior comment 14 to clarify how the $1.2 billion in debt you intend to raise would change the information in the table. For example, will the entire sum be due within one year?

The Company has noted the Staff’s comment and confirms that it will, as the specific information becomes available, provide detailed disclosures in future filings in accordance with Item 303(a)(5) of Regulation S-K. For the Staff’s information, the following is an outline of the Company’s proposed future “Contractual Obligations” disclosure that will be updated with indebtedness balances and maturity dates when known:

“The Company’s commitment to make future payments under long-term contractual obligations was as follows, as of December 31, 2010:

	PAYMENTS DUE BY PERIOD
		LESS
		THAN			MORE THAN
CONTRACTUAL OBLIGATIONS (4)	TOTAL	1 YEAR	1-3 YEARS	3-5 YEARS	5 YEARS

Operating leases(1)	$176	$48	$67	$32	$29
Purchase obligations(2)	67	64	3	—	—
Other long-term obligations reflected on balance sheet(3)	42	3	9	5	25

Total	$285	$115	$79	$37	$54

In addition to the amounts presented in the table above, the Company has recorded liabilities for uncertain tax positions of $43. These amounts have been excluded from the contractual obligations table due to an inability to reasonably estimate the timing of such payments in individual years.
(1) Refer to Note 15, “Operating Leases,” in the Notes to Consolidated Financial Statements, for further discussion of lease and rental agreements.
(2) Represents unconditional purchase agreements that are enforceable and legally binding and that specify all significant terms to purchase goods or services, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase agreements that are cancellable without penalty have been excluded.

(3) Other long-term obligations include capital lease obligations and estimated environmental payments. The Company estimates, based on historical experience, that it will spend between $2 and $4 per year on environmental investigation and remediation. At December 31, 2010, the Company’s best estimate for environmental liabilities is $8.
(4) Contractual obligations as of December 31, 2010 exclude indebtedness of $[•]. In connection with the spin-off, on [•] the Company issued $[•] principal amount of [•]% senior notes that will mature on [•] and $[•] principal amount of [•]% senior notes that will mature on [•], the net proceeds of which are expected to fund a net cash transfer of approximately $817 to ITT, with the balance used in connection with the YSI acquisition and for general corporate purposes. In addition, on [•] the Company entered into a revolving credit facility that provides for availability of $600 and expires in [•]. See “Description of Material Indebtedness.”
Backlog, page 83
3.	We note your revisions in response to prior comment 16 and that your disclosure continues to refer to backlog as of December 31, 2010. Please update to be as of a recent date. See Item 101(c)(1)(viii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 84.
Our Executive Officers, page 85
4.	We note your revisions in response to prior comment 1. Please expand to clarify what you mean by the statements that Mr. McIntire “has attended” undergraduate engineering programs and Mr. Sabol “conducted his post-graduate business studies.” For example, did they earn degrees from the schools you mention?

In response to the Staff’s comment, the Company has clarified its disclosure on pages 87 and 88 with respect to the degrees earned by Messrs. McIntire and Sabol.
Executive Compensation, page 93
5.	It appears from your deletions in this section and on pages 85-87 that Mr. Loranger is not one of your named executive officers. Therefore, please tell us, with a view toward disclosure, how this section covers the compensation you paid and will pay to each of the persons for whom such disclosure is required, particularly in light on your new disclosures on pages 85-87. See Regulation S-K Item 402(a)(3).

In response to the Staff’s comment, the Company has revised its Executive Compensation disclosure on pages 94 to 149 to include Kenneth Napolitano, who will serve as the Company’s President of Residential and Commercial Water and who previously served as President of ITT Residential and Commercial Water, as one of the Company’s named executive officers. In addition, the Company is providing the Staff on a confidential and supplemental basis in a separate letter dated today a detailed analysis as to why the Operating Margin performance targets and actual results applicable to Kenneth Napolitano that had been established under the Company’s Annual Incentive

Plan are not required to be disclosed under the standard set forth in Instruction 4 to Item 402(b) of Regulation S-K.
Action Taken in Anticipation of Separation, page 117
6.	Regarding your revisions in response to prior comment 23, please:
•	revise to clarify whether the percentages in the last column in the table on page 118 accounts for the Founders’ Grants and Transaction Success Incentive Awards;

•	clarify how the committee arrived at the amounts to award as Founders’ Grants and Transaction Success Fees, and the extent to which, if any, those grants and fees were considered in setting each of the other elements of compensation you will pay; and

•	discuss in more detail the “importance” of Ms. Buonocore’s position to your success and how it relates to her anticipated compensation.
In response to the Staff’s comment, the Company has revised its disclosure on pages 121 and 123.
Policies for Approving . . ., page 144
7.	Please expand your revisions in response to prior comment 24 to clarify the standards to be applied, once known to you, by the Nominating and Governance Committee in determining to approve a transaction that is not within the pre-approved thresholds you reference.

In response to the Staff’s comment, the Company has revised its disclosure on page 155.
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     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
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Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Kevin Kuhar
Jay Webb
Geoffrey Kruszek

Xylem Inc.
Gretchen W. McClain
Frank R. Jimenez